Exhibit 99.4

Post-tax return on average tangible shareholders’ equity

The Interim Report as of September 30, 2015 of Deutsche Bank AG (“Deutsche Bank” or the “Group”) and other documents the Group has published or may publish also contain the non-GAAP financial measure post-tax return on average tangible shareholders’ equity, applied on a Group level and with respect to the Group’s business segments. Please also refer to “Other Information (unaudited) – Non-GAAP Financial Measures” in the Interim Report.

Post-tax return on average tangible shareholders’ equity is calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity. Net income (loss) attributable to Deutsche Bank shareholders is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests.

At the Group level, the post-tax return reflects the reported effective tax rate for the Group, which was 1 % for the three months ended September 30, 2015, and 134 % for the prior year’s quarter. The tax rate was 37 % for the nine months ended September 30, 2015, and 56 % for the prior year’s comparative period. To calculate post-tax return for the segments, the applied tax rate was 35 % for the respective periods.

At the Group level, tangible shareholders’ equity is the shareholders’ equity per balance sheet excluding goodwill and other intangible assets. Average tangible shareholders‘ equity for the segments is calculated by deducting average goodwill and other intangible assets from average active equity as allocated to the segments.

	Three months ended Sep 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	(2,726)	(3,634)	402	263	(278)	(127)	(6,101)

Income tax expense (benefit)	(965)	(1,286)	142	93	(99)	2,038	(77)

Net income (loss)	(1,761)	(2,348)	260	170	(180)	(2,165)	(6,024)

Net income attributable to noncontrolling interests	—	—	—	—	—	12	12

Net income attributable to Deutsche Bank shareholders	(1,761)	(2,348)	260	170	(180)	(2,154)	(6,013)

Average active equity	31,054	15,795	7,633	8,095	5,837	0	68,415

Average goodwill and other intangible assets[1]	4,541	4,175	1,092	5,432	482	(1,454)	14,268

Average tangible shareholders’ equity	26,513	11,620	6,541	2,663	5,355	2,100	54,793

Post-tax return on average tangible shareholders’ equity (in %)	(26.6)	(80.9)	15.9	25.6	N/M	N/M	(43.9)

[1]	C&A contains the dividend accrual

	Three months ended Sep 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	319	328	329	287	(1,058)	61	266

Income tax expense (benefit)	112	115	115	101	(370)	286	358

Net income (loss)	207	213	214	187	(687)	(225)	(92)

Net income attributable to noncontrolling interests	—	—	—	—	—	(3)	(3)

Net income attributable to Deutsche Bank shareholders	207	213	214	187	(687)	(228)	(94)

Average active equity	28,588	15,338	6,525	6,716	7,763	—	64,930

Average goodwill and other intangible assets[1]	3,834	4,057	879	4,664	775	146	14,354

Average tangible shareholders’ equity	24,754	11,281	5,647	2,052	6,989	4,071	54,793

Post-tax return on average tangible shareholders’ equity (in %)	3.3	7.6	15.1	36.4	N/M	N/M	(0.7)

[1]	C&A contains the dividend accrual

	Nine months ended Sep 30, 2015
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	(882)	(2,615)	1,092	976	(1,569)	(396)	(3,393)

Income tax expense (benefit)	(312)	(926)	387	346	(555)	2,315	1,254

Net income (loss)	(569)	(1,690)	705	631	(1,013)	(2,711)	(4,647)

Net income attributable to noncontrolling interests	—	—	—	—	—	(26)	(26)

Net income attributable to Deutsche Bank shareholders	(569)	(1,690)	705	631	(1,013)	(2,737)	(4,674)

Average active equity	31,257	15,978	7,480	7,906	6,921	10	69,553

Average goodwill and other intangible assets[1]	4,383	4,148	1,042	5,329	610	(490)	15,022

Average tangible shareholders’ equity	26,874	11,830	6,438	2,578	6,312	1,394	55,425

Post-tax return on average tangible shareholders’ equity (in %)	(2.8)	(19.1)	14.6	32.7	N/M	N/M	(11.2)

[1]	C&A contains the dividend accrual

	Nine months ended Sep 30, 2014
in € m. (unless stated otherwise)	Corporate Banking & Securities	Private & Business Clients	Global Transaction Banking	Deutsche Asset & Wealth Management	Non-Core Operations Unit	Consoli- dation & Adjustments	Total Consolidated
Income (loss) before income taxes (IBIT)	2,586	1,181	905	658	(2,190)	(276)	2,864

Income tax expense (benefit)	905	413	317	230	(767)	515	1,614

Net income (loss)	1,681	768	588	428	(1,424)	(791)	1,250

Net income attributable to noncontrolling interests	—	—	—	—	—	(24)	(24)

Net income attributable to Deutsche Bank shareholders	1,681	768	588	428	(1,424)	(816)	1,225

Average active equity	24,366	14,641	5,828	6,385	7,619	—	58,840

Average goodwill and other intangible assets[1]	3,683	4,107	869	4,619	800	54	14,132

Average tangible shareholders’ equity	20,683	10,534	4,959	1,766	6,819	683	45,444

Post-tax return on average tangible shareholders’ equity (in %)	10.8	9.7	15.8	32.3	N/M	N/M	3.6

[1]	C&A contains the dividend accrual